NEWS RELEASE

November 18, 2003

Trading Symbol: TSX: RNG

THIRD QUARTER 2003 FINANCIAL RESULTS

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea") is pleased to report the financial results of the Company for the third quarter ended September 30, 2003.

Third Quarter Highlights

•

Gold production of 43,403 ounces at a cash operating cost of $152 per ounce

•

Revenues of $14.9 million

•

Cash flows from operating activities of $6.6 million

•

Working capital of $50.2 million, including cash and cash equivalents of $48.4 million

•

Granting of exploitation licence at Aguablanca nickel project

•

Closing of $47 million loan facility for the construction of Aguablanca

•

Equity issue for gross proceeds of CDN$45.1 million ($32.9 million)

•

Commencement of Carlés underground stope production

•

Completion of Boinas East underground mining study

Subsequent Events

•

Construction of Aguablanca nickel mine commenced in early October

•

Aguablanca mining contract awarded to PEAL Group of Spain

•

Acquisition of 85% of Explorationes Mineras del Cantábrico, S.L., owner of various mineral rights in the regions of Aragon, Extremadura and Asturias (Spain), including

•

the Salave gold deposit

Financial Highlights

Rio Narcea Gold Mines, Ltd. reported revenues of $14,880,400 from production of 43,403 ounces for the third quarter of 2003 compared to $15,502,400 production of 48,029 ounces in the same period last year. Operating cash flow was $6,618,100 during the quarter compared to $5,150,500 a year ago.  For the quarter, the Company reported net income of $433,800 ($0.00 per share) compared to $2,377,400 ($0.03 per share) in the same period of 2002.

For the nine months ending September 30, 2003, the Company increased its revenues to $45,253,100 from $40,280,500 for the same period of 2002. Operating cash flow amounted to $14,274,000 compared to $9,176,400 in the first nine months of 2002. Net income was $1,092,900 ($0.01 per share) for the period compared to $7,027,700 ($0.10 per share) in 2002. The lower profit in the first nine months of 2003 compared to the same period in 2002 was mainly due to the following non-operating related factors, as operations continued to perform well:

•

Exchange rate variations, specifically the Euro/U.S. dollar: For the operating expenses, most of which are originally denominated in Euros (€), average exchange rates for each of the nine months ended September 30, 2003 and 2002 were $1.11/€ and $0.93/€, respectively, representing an increase of 20%. Had the exchange rates for that period been the same for both 2002 and 2003, the operating expenses would have been $7.5 million lower in 2003, thus increasing net income by the same amount. Also, the exchange rate variation affects the value of the monetary assets and liabilities on the balance sheet, which resulted in net gains (classified as Financial revenues and expenses), in the nine month period ended September 30, 2003, being lower than in the same period of 2002 by $0.9 million.

•

During 2003, the Company has been conducting an aggressive exploration program on its mineral rights in Spain and Portugal. The exploration expenses incurred in the nine month period ended September 30, 2003 were $1.5 million higher than in the same period of 2002 (excluding the effect of exchange rate variations explained above).

The above-mentioned increased expenses have been partially offset by higher revenues from gold sales, which increased by $5.0 million in the comparable periods of 2002 and 2003 as a result of higher average spot prices.

Financial Highlights

(US$000 except where stated)	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Revenues	14,880	15,502	45,253	40,281
Net income (loss)	434	2,377	1,093	7,028
Net income (loss) per share – basic	0.00	0.03	0.01	0.10
Cash flow provided by operating activities	6,618	5,151	14,274	9,176
Weighted average shares outstanding – basic (in millions)	98.5	76.7	94.2	69.1

(US$000)	September 30, 2003	December 31, 2002

Working capital	50,200	9,069
Long-term debt, excluding current portion	11,084	13,593
Shareholders’ equity	109,584	52,992

Rio Narcea realized an average gold price of $352 per ounce in the third quarter of 2003 versus $322 per ounce in the same period of 2002 ($347 and $307 per ounce in the nine month periods ended September 30, 2003 and 2002, respectively). The average spot price in the third quarter was $363 per ounce versus $314 per ounce for the same period in 2002.

Operating expenses in the third quarter of 2003 increased to $14,160,600 compared to $11,924,500 for the same period last year, as a result of the significant strengthening of the Euro as against the US dollar (refer to the above-mentioned explanation). In terms of cost per ounce, cash operating costs per ounce increased to $152 per ounce in the third quarter of 2003 from $130 per ounce for the same period in 2002, mainly as a result of lower gold production and a stronger Euro, partially offset by a reduction in stripping expenditures. Total production costs were $300 per ounce in the third quarter of 2003 compared to $215 per ounce in the third quarter of 2002.

The Company ended the quarter with $48,390,400 in cash and cash equivalents and $50,199,900 in working capital. Additionally, the Company has $53 million of available cash resources from its undrawn bank credit facilities.

Operations Review

El Valle and Carlés gold mines

During the third quarter, the Company produced 43,403 ounces of gold at a cash operating cost of $152 per ounce. The El Valle plant processed 199,928 tonnes of ore at an average gold grade of 7.2 g/t with recoveries of 94.4%, performing at design capacity with continuing above budget recovery rates. The Company is on target to produce 170,000 ounces of gold at a cash operating cost of $135 per ounce in 2003.

The intensive cyanidation circuit commissioned at the end of 2002 continued to achieve its objective of facilitating the recovery of a greater portion of the contained gold in the form of high margin dore instead of gravity concentrates with their associated higher smelting, refining and transportation costs.

The El Valle plant received 24,305 tonnes of ore for treatment from the Carlés Mine during the quarter. The Carlés ore continued to be fed into the plant at an approximate 15% blend with the El Valle ore. Significant process improvements during 2003 have resulted in the production of higher quality concentrates from this ore blend, specifically as a result of the reduction in arsenic and bismuth levels.

The Company completed mining of the Charnela zone in mid-August. Stripping of the Caolinas satellite pit (north corner of the El Valle pit) and associated work to re-route the access road and other services continued on schedule with mineral extraction expected to start before year-end.

As of September 30, 2003, stockpiled ore totaled 612,844 tonnes averaging  5.7 g/t gold.

The Company completed infrastructure preparation and is continuing with resource extension drilling at Carlés East. Mining started in July with stope production commencing in August, ramping up to 5,500 tonnes in September and increasing to the planned 10,000 tonnes in October. Ore grades have been better than expected at close to 8.0 g/t gold. Underground development to access the Carlés North orebody was completed during the quarter and definition drilling started in August.

The Company has awarded the contract for underground mining at Boinas East and Carlés to INSERSA, a well established Spanish underground mining contractor.

Having recently completed the Boinas East underground mining study, planning is now well underway for mining and treatment of the underground ore from 2004 onwards. The upper zones will be mined by mechanized cut and fill and the lower zones by benching. Production from Boinas East underground is expected to commence in the first quarter of 2004 but the ore will be stockpiled until the end of 2004. The plan is to process that ore separately from 2005 onwards to take advantage of its significantly higher copper values and low impurity levels to produce a clean copper concentrate as well as dore.

For 2004, it is expected that the plant will process the stockpiled El Valle open pit ore and Carlés underground ore along with approximately 160,000 tonnes of high-grade ore from Nalunaq, Greenland. Negotiations with Crew Development with respect to treatment of the Nalunaq ore are proceeding satisfactorily (refer to the Company’s press release of September 12, 2003). The Company anticipates the plant output to be over 200,000 ounces in 2004, including Nalunaq’s gold production.

Operating Results	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Operating Data
Gold production (oz)	43,403	48,029	134,664	134,820
Plant throughput (tonnes)	199,928	196,181	579,566	563,825
Head grade (g/t)	7.2	8.1	7.7	7.9
Recovery (%)	94.4	94.0	93.9	94.0

Gold Production Costs (US$/oz)
Cash operating cost (1)	152	130	133	143
Depreciation and amortization	66	42	59	51
Non-cash reclamation and stripping costs (2)	82	43	80	24
Total production costs	300	215	272	218

(1) Cash operating costs include deferred stripping and other mining expenses, plant expenses, smelting, refining and transportation, sale of by-products, net of non-cash reclamation and stripping costs.

(2) In 2003, amortization of previous stripping, which is calculated on a unit-of-production basis, was higher than actual stripping expenses incurred. However, in 2002, amortization of stripping was lower than expenses incurred.

Aguablanca nickel project

In August 2003, Rio Narcea awarded the engineering lump sum contract for the construction of the project to Fluor Corporation. The contract totals €17.1 million (approximately $19.9 million) plus A$21.8 million (approximately $14.9 million), to be paid on a milestone basis.

Subsequently, the Company closed a $47 million debt facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. for the construction of the project. The loan facility calls for a mandatory hedging program to cover 50% of nickel payable to be implemented prior to any drawdowns. Rio Narcea is currently renegotiating this requirement with the banks. Loan drawdowns under this credit facility have not started.

The Company commenced construction of the Aguablanca mine in early October. As of the end of the third quarter of 2003, approximately $13 million has been spent on project development and construction. Capital expenditures for Aguablanca have been revised upward to $70 million from the feasibility study estimate of $62.5 million (including VAT and necessary working capital) primarily due to the strengthening of the Euro versus the U.S. dollar (€1.0:$1.15). The additional funds required to finance the construction of the project will come from a US$6.5 million VAT reimbursement loan, available cash resources of the Company and drawdowns under the above-mentioned credit facility.

The Company has obtained the following subsidies from the Spanish government for the development of Aguablanca: (1) a subsidy equivalent to an interest rate of 2.5% over the life of the loan facility on the first €35 million ($39 million) drawn down. The subsidy is subject to the execution of certain agreements between the Extremadura Regional Government and the lenders under the loan facility; (2) a non-reimbursable subsidy of approximately $7.4 million (€6.7 million) from the Regional Development Department of the Government of Spain; and (3) a $2.0 million subsidized loan at zero interest-rate from the Ministry of Science and Technology to be repaid from 2008 to 2017.

The Aguablanca open pit mine is expected to have an annual production averaging approximately 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM over a mine life of 10.5 years. Start-up of the mine is still scheduled for mid-2004.

Development and Exploration Projects

Gold Projects

The Company completed a total of 6,100 meters of drilling in 68 holes on its gold properties during the third quarter. The Company concentrated its drilling activities on underground reserve definition at Carlés, continued underground and surface exploration at El Valle, completion of sterilization drilling at Corcoesto and evaluation of near-surface mineralization on the Lugo gold project.

El Valle underground development and exploration

Australian Mining Consultants have completed the underground mining study of the Boinas East zone. Approximately 91,000 ounces were added to the mineral reserves and will be extracted by a combination of cut and fill and benching at a cash operating cost of approximately €230 per ounce. Continued exploration and definition drilling to the east and south of the Boinas East zone is expected to result in an additional 50,000 ounces of mineral resources.

Exploration drilling at El Valle is testing the strike extensions of gold mineralization along the eastern margin of the open pit where hole VAL 208 intercepted 56.5 meters averaging 9.9 g/t gold at a depth of 18.6 meters (refer to the Company’s press release of August 25, 2003). Five holes drilled from the surface intersected four individual zones approximately 40 meters to the north of hole VAL 208 assaying an average of 5.4 g/t gold with an average width of 9.6 meters. Approximately 20 meters to the south of hole VAL 208, the drilling also defined a southeasterly extension of the mineralization into four zones averaging 2.8 meters in width and assaying an average 27.7 g/t gold, after discounting a high-grade interval of 1.35 meters assaying 369 g/t gold.

When put into context with earlier drilling results, the mineralized zone defined in these holes forms part of a prospective area of mineralization below the eastern wall of the El Valle pit that remains open along a 600 meter strike length that extends from Area 107 in the south to the location of VAL 3 in the north, which intercepted 15.3 meters averaging 9.8 g/t gold.  A preliminary assessment currently indicates that this area cannot be mined by extending the open pit but may be amenable to underground methods. The area has at least five zones of mineralization dipping 80 degrees to the east distributed over a horizontal width of at least 200 meters between the upper intercept in VAL 208 and a deeper interval in the hole assaying 13.5 g/t over a width of 5.8 meters at a depth 278 meters.  Both the width and northeastern strike extension of the prospective area remain open as no holes to date have defined these geological limits. The Company will continue to test both the continuity of individual zones and the limits of mineralization to the east of the El Valle pit during the fourth quarter.  A decision will then be made regarding a new crosscut to allow drilling access to this mineralized zone.

Underground drilling at El Valle tested selected areas in the Monica zone to finalize the model for the feasibility study and explored Area 107 to define the strike extension of a zone of gold mineralization intercepted in drill hole VAL 1034 that averaged 30.1 g/t gold over a width of 4.8 meters (refer to the Company’s press release of August 25, 2003).  VAL 1036, drilled to test the zone at the same level and 50 meters along strike to the southeast, intercepted 2.1 meters assaying 8.3 g/t and 3.4 meters assaying 4.8 g/t gold. VAL 1037, targeting a position 50 meters above the zone, intercepted 7.8 meters assaying 4.8 g/t and 1.6 meters assaying 5.5 g/t gold. Area 107 now has a strike length of approximately 350 meters but contains highly variable widths and grades of gold mineralization.  Additional drilling in Area 107 will be required to determine if the area contains potentially mineable zones of gold mineralization.

Corcoesto heap leach gold project

The sterilization drilling program at Corcoesto completed the minimum requirements for a feasibility study on the project. Although final results for the study were anticipated during the third quarter, conflicting metallurgical test results on some of the core samples from the project have necessitated additional independent testing, which is being conducted by McClelland Laboratories Inc. of Sparks, Nevada, USA. Additional exploration on the property will be contingent upon the final results of the feasibility study.

Lugo gold project

Exploration activities on the Lugo gold project completed an additional 1,074 meters of drilling in ten holes during the quarter.  The Company has now drilled a total of 24 holes totaling 2,815 meters on the project. Work concentrated on the Chousa target where three possible north-south oriented zones of near-surface mineralization are being investigated by shallow drilling and trenching.  Each of the zones are within 15 meters of the surface, have a possible strike length of 700 to 800 meters and range from 50 to 100 meters in average width.  Representing the eroded and supergene enriched remnants of a thrust hosted breccia, the zones have highly variable grades.  Future work on the project will include a limited program of shallow drilling to establish the geometry and grade continuity of these areas.

Nickel Projects

Rio Narcea completed 4,033 meters of drilling in 16 holes on the Company’s nickel sulfide properties in southern Spain and Portugal during the second quarter. The program included sterilization and limited exploration drilling in the immediate vicinity of the Aguablanca deposit while advancing exploration on four new nickel targets in the Ossa Morena zone.

Ossa Morena project

With the completion of hole Tej-10, exploration drilling has been discontinued for the year on the Tejadillas target located 65 kilometers west of Aguablanca.  The 10 drilled holes totaling 3,306 meters have defined two horizons of ultramafic rocks containing sub-economic disseminated magmatic sulfide mineralization with drill intercepts ranging up to 46 meters averaging 0.21% Ni, 0.08% Cu and 166 ppm Co. Using a 0.2% Ni cut-off grade, the main mineralized zone has an average true thickness of 15 meters with a proven continuity of at least 300 meters along strike. Hole Tej-4 contained the best high-grade intercept at a down hole depth of 170 meters with 0.2 meters averaging 1.4% Ni, 0.2% Cu and 675 ppm Co.

The drilling at Tejadillas has focused on an area that represents less than one third of the surface expression of the Tejadillas intrusive that contains many of the favorable indicators for hosting an economic deposit.  South of the current target, the multiple-phase intrusive contains several strong EM conductors, magnetic anomalies and moderate soil anomalies that remain to be investigated under a future budget.

Exploration drilling is in progress on three additional exploration targets on the Ossa Morena project. Drill holes for down-hole EM surveys are evaluating well developed soil nickel anomalies in mafic and ultra mafic rocks with related magnetic and IP anomalies at Argallon, 60 kilometers northeast of Aguablanca, at Olivensa, 110 kilometers northwest of Aguablanca, and at Elvas on the Campo Maior property of southern Portugal.

Outlook

The company continues to forecast gold production of approximately 170,000 ounces at a projected cash operating cost of $135 per ounce for 2003 from the El Valle and Carlés operations.

There are no major capital expenditures budgeted at the gold operations during the remainder of 2003, other than the continuation of underground development below the mined out Boinas East pit and at Carlés East. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource additions at the El Valle operation.

Construction of the Aguablanca nickel mine is currently on schedule and on budget with start-up expected in mid-2004. The Company expects to spend approximately $23 million in the fourth quarter to advance the construction of the project. Exploration will also continue on several targets within the Ossa Morena zone.

The Company is continuing its evaluation of development opportunities in Spain and various other parts of the world, which have the potential of meeting the Company’s investment criteria and enhancing shareholder value.

Conference Call

The Company will host a conference call on November 19, 2003 at 11:00 AM E.T. In order to join the conference call, please call (416) 695-9712 or 1-877-323-2092. The conference call will be broadcast live and recorded on the web at www.ccnmatthews.com/RioNarcea. In order to access this service, you will need to have Windows Media Player installed on your computer (visit www.ccnmatthews.com/RioNarcea for instructions on how to download the software free). Replay of the call is available until December 9, 2003 by dialing (416) 695-5275 or 1-888-509-0081.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines and rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit. The Company has also established a new business development division to actively seek and pursue quality investment opportunities on a global basis.

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

September 30,

December 31,

2003

2002

(stated in U.S. dollars)

$

$

ASSETS

Current

Cash and cash equivalents

48,390,400

7,736,500

Restricted cash

319,900

287,900

Inventories

5,015,300

2,315,800

Stockpiled ore

6,746,500

6,290,300

Accounts receivable

Government grants

1,049,300

581,700

VAT and other taxes

3,677,300

2,571,100

Trade receivables

2,841,400

2,562,300

Other current assets

2,374,300

2,413,800

Total current assets

70,414,400

24,759,400

Mineral properties, net

47,003,100

27,712,700

Deferred stripping costs, net

20,026,800

27,804,700

Other assets

10,889,400

5,963,700

148,333,700

86,240,500

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Short-term bank indebtedness

571,600

151,400

Accounts payable and accrued liabilities

16,808,900

11,489,900

Current portion of long-term debt

2,834,000

4,049,200

Total current liabilities

20,214,500

15,690,500

Other long-term liabilities

7,451,200

3,965,100

Long-term debt

11,084,200

13,592,800

Total liabilities

38,749,900

33,248,400

Shareholders' equity

Common shares

133,493,100

84,098,400

Non-employee stock options

4,624,300

706,800

Special warrants

—

3,913,800

Common share purchase options, related to debt

972,900

972,900

Deficit

(28,257,300)

(29,350,200)

Cumulative foreign exchange translation adjustment

(1,249,200)

(7,349,600)

Total shareholders' equity

109,583,800

52,992,100

148,333,700

86,240,500

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)

Three months ended

Nine months ended

September 30,

September 30,

2003

2002

2003

2002

(stated in U.S. dollars)

$

$

$

$

OPERATING REVENUES

Gold sales

14,880,400

15,502,400

45,253,100

40,280,500

14,880,400

15,502,400

45,253,100

40,280,500

OPERATING EXPENSES

Deferred stripping and other mining expenses

(6,477,800)

(5,990,700)

(19,663,000)

(15,700,600)

Plant expenses

(3,564,300)

(2,118,300)

(8,619,700)

(6,443,700)

Smelting, refining and transportation

(614,200)

(521,300)

(1,349,300)

(2,701,500)

Sale of by-products

504,400

298,400

942,900

2,266,700

Depreciation and amortization expenses

(2,839,600)

(2,006,400)

(7,960,300)

(6,880,400)

Exploration costs

(818,500)

(1,151,900)

(5,434,100)

(3,058,800)

Administrative and corporate expenses

(730,000)

(958,400)

(3,197,900)

(2,283,000)

Other income (expenses)

379,400

524,100

131,500

216,200

(14,160,600)

(11,924,500)

(45,149,900)

(34,585,100)

Operating earnings (loss)

719,800

3,577,900

103,200

5,695,400

FINANCIAL REVENUES AND EXPENSES

Interest income

69,500

34,200

244,000

57,400

Foreign currency exchange gain (loss)

(5,800)

(739,300)

1,933,300

2,824,400

Interest expense and amortization of

  financing fees

(349,700)

(495,400)

(1,187,600)

(1,549,500)

(286,000)

(1,200,500)

989,700

1,332,300

Income (loss) before income tax

433,800

2,377,400

1,092,900

7,027,700

Provision for income tax

—

—

—

—

Net income (loss)

433,800

2,377,400

1,092,900

7,027,700

Deficit, beginning of period

(28,691,100)

(34,397,400)

(29,350,200)

(39,047,700)

Deficit, end of period

(28,257,300)

(32,020,000)

(28,257,300)

(32,020,000)

Net income (loss) per share – basic

0.00

0.03

0.01

0.10

Net income (loss) per share – diluted

0.00

0.03

0.01

0.09

Weighted average common shares

  outstanding – basic

98,538,853

76,667,810

94,156,143

69,106,137

Weighted average common shares

  outstanding – diluted

106,292,474

82,654,346

99,170,375

75,532,375

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

Three months ended

Nine months ended

September 30,

September 30,

2003

2002

2003

2002

(stated in U.S. dollars)

$

$

$

$

OPERATING ACTIVITIES

Net income (loss)

433,800

2,377,400

1,092,900

7,027,700

Add (deduct) items not requiring cash

Depreciation and amortization

2,839,600

2,006,400

7,960,300

6,880,400

Deferred financing fees

90,000

97,800

279,200

256,000

Reclamation liability accrual and

  Other long-term liabilities

185,900

139,200

466,300

262,700

Foreign exchange

(148,000)

546,100

(1,377,600)

(2,358,500)

Accretion of interest on long-term debt

44,100

41,500

132,200

241,400

Non-cash put/call program income

318,700

(270,800)

945,000

(865,900)

Options and shares granted

—

184,000

174,900

473,400

Amortization of deferred stripping costs

4,924,500

4,999,800

15,306,000

12,787,700

Deferred stripping expenditures

(1,542,300)

(3,063,800)

(4,940,100)

(9,764,600)

Purchase premium of the purchased call options

(11,900)

(33,100)

(1,993,600)

(1,069,400)

Changes in components of working capital

Inventories

1,067,900

(22,400)

(2,329,700)

(1,462,500)

Stockpiled ore

(140,100)

(651,300)

75,600

(406,000)

VAT and other taxes

(74,800)

(441,200)

(782,800)

(297,800)

Trade receivables

(410,300)

660,700

(279,100)

388,100

Other current assets

(426,500)

729,400

46,000

24,100

Accounts payable and accrued liabilities

(532,500)

(2,149,200)

(501,500)

(2,940,400)

Cash provided by operating activities

6,618,100

5,150,500

14,274,000

9,176,400

INVESTING ACTIVITIES

Expenditures on mineral properties

(12,327,500)

(1,462,400)

(19,702,600)

(3,196,100)

Grant subsidies received from the

  Spanish Government

1,700

1,521,500

282,500

1,924,200

Long-term deposits and restricted investments

258,400

(234,400)

53,000

(266,200)

Cash used in investing activities

(12,067,400)

(175,300)

(19,367,100)

(1,538,100)

FINANCING ACTIVITIES

Proceeds from issue of common shares

663,000

4,081,400

1,463,800

4,249,600

Proceeds from issue of special warrants

32,858,800

1,726,100

50,589,700

4,548,800

Financing fees on issue of special warrants

(1,764,600)

(41,700)

(2,830,000)

(446,900)

Proceeds from bank loans and other

  long-term liabilities

281,700

—

384,700

—

Financing fees on bank loans

(90,900)

—

(422,300)

—

Repayment of bank loans

(1,311,000)

(6,747,700)

(4,011,600)

(10,686,800)

Cash provided by (used in) financing

activities

30,637,000

(981,900)

45,174,300

(2,335,300)

Foreign exchange gain (loss) on cash held

  in foreign currency

(121,500)

(257,300)

572,700

(368,500)

Net increase in cash during the year

25,066,200

3,736,000

40,653,900

4,934,500

Cash and cash equivalents,

  beginning of period

23,324,200

3,003,600

7,736,500

1,805,100

Cash and cash equivalents, end of period

48,390,400

6,739,600

48,390,400

6,739,600

Supplemental cash flow information

Interest paid in cash

166,500

300,400

774,800

1,039,300

Income taxes paid in cash

—

—

—

—